SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 — K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No |X|

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 53-901F - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1. Reporting Issuer

         Placer Dome Inc.
         P.O. Box 49330
         Bentall Postal Station
         1600 -1055 Dunsmuir Street
         Vancouver, British Columbia
         V7X 1P1

2. Date of Material Change

         March 21, 2004

3. Press Release

        A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on March 21, 2004.

4. Summary of Material Change

         On March 21, 2004, Jay K. Taylor, President and Chief Executive Officer of Placer Dome Inc., announced his intention to retire from those offices on September 30, 2004.

5. Full Description of Material Change

        On March 21, 2004, Jay K. Taylor, President and Chief Executive Officer of Placer Dome Inc., announced that he had advised the Board of Directors of Placer Dome Inc. that it was his intention to retire from those offices on September 30, 2004. After his resignation, Mr. Taylor intends to remain with the company in an advisory role through March 2005.

6. Confidentiality

        This report is not being filed on a confidential basis.

7. Omitted Information

         None.

8. Senior Officers

         For further information:

         J. Donald Rose
         Executive Vice-President, Secretary and General Counsel
         Telephone: (604) 682-7082
         Facsimile: (604) 661-3703

9. Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 22nd day of March, 2004.

/s/ Geoffrey P. Gold —————————————— Geoffrey P. Gold Vice-President, Assistant Secretary and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant) By: /s/ Geoffrey P. Gold —————————————— Geoffrey P. Gold Vice-President, Assistant Secretary and Associate General Counsel

Date:March 23, 2004